UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Proposed Amendment of Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On November 1, 2017, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A., is seeking to amend its senior secured credit agreement which governs its approximately $3.1 billion senior secured term loan facility (the “Term Loan”) to, among other things, extend the maturity of at least a portion of the existing Term Loan.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the proposed amendment.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated November 1, 2017, entitled “Intelsat S.A. Announces Proposed Amendment of Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: November 2, 2017	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated November 1, 2017, entitled “Intelsat S.A. Announces Proposed Amendment of Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement”